

April 17, 2015

<u>Via E-mail</u>
Garrett Hale
Chief Executive Officer
Sunergy, Inc.
14362 N. Frank Lloyd Wright Blvd.
Suite 1000
Scottsdale, AZ 85260

      Re: **Sunergy, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed April 15, 2014
              File No. 000-52767

Dear Mr. Hale:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ John Reynolds

                                John Reynolds
                                Assistant Director